Exhibit 99.1

Northcore Technologies Inc. 302 The East Mall, Suite 300 Toronto, ON M9B 6C7 Tel: 416 640-0400 / Fax: 416 640-0412 www.northcore.com (TSX: NTI; OTCBB: NTLNF)

For Immediate Release

NORTHCORE ANNOUNCES LAUNCH DATE FOR FIRST SOCIAL COMMERCE CLIENT

Discount This to launch beginning of September

Toronto, Ontario – July 28th, 2011 – Northcore Technologies Inc. (TSX: NTI; OTCBB: NTLNF), a global provider of asset management and social commerce solutions and Discount This Holdings Inc. (“Discount This”) are pleased to announce the launch date for the Discount This  platform.

Discount This is a unique entry in the Group Buying arena. It is the first product to introduce viral discount accelerants and Northcore’s proprietary Dutch Auction to the fast growing area of social discounting. Members are incented to bring their circle of friends and contacts “into the deal”, and by doing so, additional benefits will accrue to all participants.  Discount This members are also able to participate in unique Dutch Auction events where prices will fall as the deal time expires.

“We are pleased with the results of our initial platform testing," said Michael Smith, CEO Discount This.  “Our product represents one of the few unique commerce alternatives for both the buyer and vendor communities. I am extremely excited about the opportunity to bring our compelling new vision of social discounting to the market beginning this September.”

“The launch of our first social commerce product is a significant event for Northcore,” said Amit Monga, CEO of Northcore Technologies.  “We believe that this platform demonstrates our ability to rapidly deliver robust solutions. The incorporation of strong social linkages and our Dutch Auction process helps to showcase our proprietary intellectual property and maximize the market impact for our partners at Discount This.”

This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Northcore Announces Launch Date …..

About Northcore Technologies Inc.

Northcore Technologies provides a Working Capital Engine™ that helps organizations source, manage, appraise and sell their capital equipment. Additionally, Northcore has launched a Social Commerce Group to deliver holistic technology solutions that help businesses leverage social media to accelerate buying and selling.

Northcore offers its software solutions and support services to a growing number of customers in a variety of sectors including financial services, manufacturing, oil and gas and government.

Northcore owns 50 percent of GE Asset Manager, LLC, a joint business venture with GE and holds a substantial intellectual property portfolio.

Additional information about Northcore can be obtained at www.northcore.com.

About Discount This Holdings Inc.

Discount This has developed a patently unique Group Buying Platform that comprises a gaming element with cascading price levels and value added options, incentives and loyalty programs. DiscountThis.com lets you prove there really is power in numbers and leverages social media for deeper discounting. The handpicked deals, from outdoor to upscale, will be sourced from both local and national brands to expose consumers to the people, places and flavors that define a specific locale.

Our mission is to satisfy the needs and wants of discount demanding consumers looking for quality, value and relevance.  We research and search for the right deals in specific areas for our targeted and segmented demographic.  Exclusive discounts will change daily and compel people to keep coming back.  We believe the deal is only half the equation, the other half being consumer acceptance and satisfaction.

Additional information about DiscountThis.com can be obtained at www.DiscountThis.com and msmith@DiscountThis.com.

This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.  These include, among others, statements about expectations of future revenues, cash flows, and cash requirements.  Forward-looking statements are subject to risks and uncertainties that may cause Northcore’s results to differ materially from expectations.  These risks include the Company’s ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission.  Accordingly, there is no certainty that the Company's plans will be achieved.  Important factors that could cause

Northcore Announces Launch Date …..

actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, on SEDAR (the System for Electronic Document Analysis and Retrieval at www.sedar.com) and the US Securities and Exchange Commission.  This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities of the Company in any jurisdiction.

Contact:
Northcore Technologies Inc.
Investor Relations
Tel: (416) 640-0400 ext. 273
Fax: (416) 640-0412
E-mail: InvestorRelations@northcore.com